Exhibit (a)(18)


                                       UNOCAL CORPORATION
                                       2141 Rosecrans Avenue, Suite 4000
                                       El Segundo, California 90245

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                                       NEWS RELEASE

                                       Contact: Barry Lane (Media)
                                                310-726-7731
                                                Robert Wright (Investors)
                                                310-726-7665

            Unocal successful in exchange offer for Pure Resources
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     El Segundo, Calif., Oct. 30, 2002 - Unocal Corporation (NYSE: UCL) and
its Union Oil Company of California subsidiary today said that the companies' exchange offer for shares of Pure Resources, Inc. (NYSE: PRS) has been successful.
     Union Oil has accepted for exchange 16,634,625 Pure shares that the depositary reported as being tendered and not withdrawn as of the expiration of the offer at midnight, New York City time, last night.
     The exchange offer results in Union Oil owning a total of 49,343,692 shares, representing approximately 97.5 percent of the outstanding Pure shares. Each share of Pure common stock that was tendered has been exchanged for 0.74 shares of Unocal common stock.
     Unocal also said that it expects to complete the short-form merger of a wholly owned subsidiary of Union Oil into Pure later today following the close of trading on the New York Stock Exchange. In this merger, each Pure share other than those owned by Union Oil will be converted into the right to receive 0.74 shares of Unocal common stock, subject to the rights of Pure's remaining stockholders to seek appraisal under Delaware law.

ABOUT UNOCAL CORPORATION
     Unocal is one of the world's largest independent natural gas and crude oil exploration and production companies. Based in El Segundo, Calif., Unocal's principal production operations are in North America and Asia. Unocal is also one of the world's largest producers of geothermal energy with operations in Indonesia and the Philippines. More information about the company is available at www.unocal.com.

ABOUT PURE RESOURCES, INC.
     Pure is an independent exploration and production company that develops and produces oil and natural gas in the Permian Basin, the San Juan Basin, the Gulf Coast and the Gulf of Mexico. The company also owns an undivided interest under approximately 6 million gross fee mineral acres throughout the Southern Gulf Coast region of the U.S. Pure was formed in May



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2000 through the combination of Titan Exploration, Inc., and the Permian Basin
business unit of Unocal Corporation.

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This news release contains certain forward-looking statements about future business transactions involving Unocal and Pure. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The statements are based upon Unocal's current expectations and beliefs and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Actual results could differ materially from what is expressed or forecasted in this news release. Those risk factors are discussed in the Unocal and Pure Annual Reports on Form 10-K, in each case as amended, and subsequent reports that have been filed by the companies with the U.S. Securities and Exchange Commission.

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